UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: April 26, 2011
	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM AGREES ON FURTHER FINANCING OF ITS VIETNAMESE OPERATIONS

Amsterdam and New York (April 26, 2011) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), one of the world’s largest integrated telecommunications services operators, announced today that it has agreed with its local partner in Vietnam on a financing plan for its Vietnamese joint venture, GTEL-Mobile Joint Stock Company (“GTEL-Mobile”), that could result in the Company providing investments in total of up to US$500 million through 2013. The Company has completed the first stage of the financing plan by paying US$196 million for newly issued shares and thereby increasing its stake in GTEL-Mobile from 40% to 49%. All proceeds from this financing will be used for GTEL-Mobile development. The Company’s local partner in the joint venture, GTEL, has retained a 51% interest in GTEL-Mobile. In connection with this investment, the joint venture parties have also agreed that the Company will assume operational management of GTEL-Mobile.

Going forward the Company has agreed to invest another US$304 million under this plan, which would increase its economic interest in GTEL-Mobile from 49% to 65%. The additional financing and equity increase are subject to satisfaction of certain performance targets by GTEL-Mobile and receipt of further regulatory approvals.

Alexey Blyumin, General Director of GTEL-Mobile said, “We look forward to re-launching our operations in Vietnam and to strengthening our position in the high-potential South-East Asia cluster. We are confident that we will be able to develop our operations in Vietnam in close cooperation with our partner, GTEL, while taking advantage of the scale and scope of the newly enlarged VimpelCom Group”.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Namibia, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 843 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “Banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2010 VimpelCom had 181 million mobile subscribers. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: www.vimpelcom.com.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include the anticipated investments in the joint venture and the intended benefits to VimpelCom. These statements are based on management’s best assessment of the joint venture’s performance and involve risks and uncertainties. Certain rights and obligations under the financing plan described above are subject to satisfaction of conditions, including satisfaction of performance targets and receipt of additional regulatory approvals, and there can be no assurance that these conditions will be satisfied. Actual outcomes may differ materially from forward-looking e statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties and general economic developments in Vietnam and other factors. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, VimpelCom’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: + 31 (0)20 79 77 200 (Amsterdam)	Tel: +1 617 897 1533
Tel: + 7 495 974-5888 (Moscow)
Investor_Relations@vimpelcom.com	mateo.millett@fd.com